October 26, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549
Attention:	Suzanne Hayes, Assistant Director
Office of Healthcare and Insurance

Re:	Opexa Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 001-33004
Ladies and Gentlemen:
This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 18, 2016 with respect to the above-referenced Annual Report on Form 10-K filed by Opexa Therapeutics, Inc. (the “Company”). Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto.
Business, page 2
Option and License Agreement with Merck Serono, page 6
1.
We note your response to Comments 1 and 2 of our letter dated September 27, 2016. Please provide us with the description of the License Agreement with Baylor College of Medicine which you intend to include in your next Quarterly Report on Form 10-Q.
Response:
The Company intends to include the following description of the License Agreement with Baylor College of Medicine in its Quarterly Report on Form 10-Q and in future periodic reports as appropriate:

2635 Technology Forest Boulevard ▪ The Woodlands, Texas ▪ 77381
Phone: 281-775-0600 ▪ Fax: 281-872-8585

Suzanne Hayes
U.S. Securities and Exchange Commission
October 26, 2016

License Agreement with Baylor College of Medicine
In 2001, Opexa entered into an agreement with Baylor College of Medicine (“Baylor”) for the exclusive worldwide license to a patient-specific, autologous T-cell immunotherapy for the treatment of multiple sclerosis (“MS”), which is the initial T-cell technology on which Tcelna is based, including rights to certain patents held by Baylor. In consideration for the right and license to commercially exploit such technology, Opexa agreed to pay the following (per scenario 1 of the license agreement): (i) a 2% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products is less than or equal to $500 million; (ii) a 1% royalty on net sales of licensed patented products sold by Opexa or its affiliates where annual gross sales of such products exceed $500 million; (iii) a 1% royalty on net sales of licensed patent pending products sold by Opexa or its affiliates; and (iv) a 1% royalty on net sales of licensed patented products or licensed patent pending products sold by any sublicensees of Opexa (which would include Merck Serono if it exercises its option to acquire the Tcelna program pursuant to the Option Agreement (described above), and ultimately receives regulatory approval and commercializes Tcelna). Unless earlier terminated, the Baylor license agreement expires in 2025 upon expiration of the last of the patent rights.
Please let us know if we can provide any further information. Additionally, please do not hesitate to call the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.
Sincerely,

OPEXA THERAPEUTICS, INC.

/s/ Neil K. Warma

Neil K. Warma
President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

2635 Technology Forest Boulevard ▪ The Woodlands, Texas ▪ 77381
Phone: 281-775-0600 ▪ Fax: 281-872-8585